Execution Copy

SECURED TERM NOTE

FOR VALUE RECEIVED, and for funds advanced on or about the date hereof (the “Loan”), each of THOMAS EQUIPMENT, INC., a Delaware corporation (“Thomas Equipment”), and THOMAS VENTURES, INC., a Delaware corporation (“Thomas Ventures”) and together with Thomas Equipment, each a “Borrower” and collectively the “Borrowers”) jointly and severally promises to pay to Federal Partners, L.P., a Delaware limited partnership (the “Holder”) or its registered assigns or successors in interest, on order, the sum of Three Million Dollars ($3,000,000), together with any accrued and unpaid interest hereon, on February 13, 2010 (the “Maturity Date”) if not sooner paid.

Capitalized terms used herein without definition shall have the meanings ascribed to such terms in that certain Stock Pledge, dated as of the date hereof, by and between Thomas Ventures and the Holder (as the same may be amended, modified, restated and supplemented from time to time, the “Stock Pledge”), that certain Common Stock Purchase Warrant, dated the date hereof, by Thomas Equipment in favor of the Holder (the “Warrant”) or that certain Registration Rights Agreement, by and among the Thomas Equipment and the Holder (the “Registration Rights Agreement” and together with the Stock Pledge and the Warrant, the “Ancillary Documents”), as applicable.

ARTICLE I
INTEREST & REDEMPTION

1.1. Interest Rate. Subject to Sections 2.9 and 4.8 hereof, interest payable on the outstanding principal amount of this Note (the “Principal Amount”) shall accrue at a rate per annum of twelve percent (12%) (the “Contract Rate”). Interest shall be (i) calculated on the basis of a 360 day year, and (ii) payable monthly, in arrears, (each such payment, an “Interest Payment”) commencing on March 1, 2007 and on the first Business Day of each calendar month thereafter through and including the Maturity Date, whether by acceleration or otherwise (each date upon which interest shall be so payable, an “Interest Payment Date”).

1.2. Mandatory Redemption. In addition to each Interest Payment, within ten (10) days of the end of each fiscal month, Borrowers shall cause to be paid to the Holder any Available Cash Flow (as hereinafter defined) of Tcomt, Inc., a Delaware corporation (“Tcomt”) as a mandatory prepayment of the Loan, to be applied, first, against all owed and unpaid interest and, second, against the outstanding principal amount of the Loan. “Available Cash Flow” shall mean, with respect to the business of Tcomt for any fiscal month, the positive difference, if any, between (a) all cash revenue from whatever source derived, including, but not limited to, cash revenue from the sale of inventory, provision of services, collection of receivables, sale of assets, issuance of securities, commercial paper or any other instruments, tax refunds, judgment awards and dividends and (b) the sum of (i) cash payments of interest and principal made pursuant to the Participating Term Note, dated as of February 13, 2007, made by Thomas Ventures in favor of Clifford Rhee, as such payments become due and payable, but not to include any prepayments of such note, (ii) withholding, income, property or other taxes, licenses or fees required to be paid by Tcomt during such period in connection with the conduct of the business of Tcomt or to maintain its existence and actually paid by Tcomt during such period, (iii) cash operating expenses incurred by Tcomt in connection with the ordinary course operation of its business as conducted on the date hereof and actually paid by Tcomt during such period and (iv) a working capital reserve equal to five percent (5%) of the amount determined under the preceding clauses (i) through (iii).

1.3. Optional Redemption. The Borrowers may prepay this Note (“Optional Redemption”) by paying to the Holder a sum of money a sum of money equal to one hundred and five percent (105%) of the principal amount of this Note together with accrued but unpaid interest and any and all other sums due, accrued or payable to the Holder arising under this Note (the “Redemption Amount”), in each case, outstanding on the Redemption Payment Date (as defined below). Thomas Equipment shall deliver to the Holder a written notice of redemption (the “Notice of Redemption”) specifying the date for such Optional Redemption (the “Redemption Payment Date”), which date shall be seven (7) Business Days after the date of the Notice of Redemption. On the Redemption Payment Date, the Redemption Amount must be paid in good funds to the Holder. In the event the Borrowers fail to pay the Redemption Amount on the Redemption Payment Date as set forth herein, then such Notice of Redemption will be null and void.

ARTICLE II
EVENTS OF DEFAULT

The occurrence of any of the following events set forth in Sections 2.1 through 2.8, inclusive, shall be an “Event of Default”:

2.1. Failure to Pay Principal, Interest or other Fees. Any Borrower fails to pay when due any installment of principal, interest or other fees hereon, or any Borrower fails to pay when due any amount due under any other promissory note issued by such Borrower, when due in accordance with the terms of such note, and in any such case, such failure shall continue for a period of three (3) days following the date upon which any such payment was due.

2.2. Breach of Covenant. Any Borrower breaches any covenant or other term or condition of this Note in any material respect and such breach, if subject to cure, continues for a period of fifteen (15) days after the occurrence thereof.

2.3. Breach of Representations and Warranties. Any representation or warranty of any Borrower or any of its Subsidiaries made herein or in any Ancillary Agreement shall be false or misleading in any material respect.

2.4. Receiver or Trustee. Any Borrower or any of its Subsidiaries shall make an assignment for the benefit of creditors, or apply for or consent to the appointment of a receiver or trustee for it or for a substantial part of its property or business; or such a receiver or trustee shall otherwise be appointed.

2.5. Judgments. Any money judgment, writ or similar final process shall be entered or filed against any Borrower or any of their subsidiaries or any of their respective property or other assets for more than $250,000 in the aggregate for Borrowers and all such subsidiaries, and shall remain unvacated, unbonded or unstayed for a period of thirty (30) days.

2.6. Bankruptcy. Bankruptcy, insolvency, reorganization or liquidation proceedings or other proceedings or relief under any bankruptcy law or any law for the relief of debtors shall be instituted by or against any Borrower or any of their subsidiaries.

2.7. Default Under Other Agreements. The occurrence of an Event of Default under and as defined in any Ancillary Agreement or any event of default (or similar term) under any other agreement evidencing indebtedness of at least $250,000.

2.8. Change in Control. The occurrence of a change in the controlling ownership of any Borrower or of Tcomt.

DEFAULT RELATED PROVISIONS

2.9. Default Interest Rate. Following the occurrence and during the continuance of an Event of Default, the Contract Rate shall automatically be increased by three percent (3%) per month, and all outstanding obligations hereunder (the “Obligations”), including unpaid interest, shall continue to accrue interest from the date of such Event of Default at such interest rate applicable to such Obligations until such Event of Default is cured or waived.

2.10. Cumulative Remedies. The remedies under this Note shall be cumulative.

ARTICLE III
DEFAULT PAYMENTS

3.1. Default Payment. If an Event of Default occurs and is continuing beyond any applicable grace period, the Holder, at its option, may elect to require the Borrowers to make a Default Payment (“Default Payment”). The Default Payment shall be 115% of the outstanding principal amount of the Note, plus accrued but unpaid interest, all other fees then remaining unpaid, and all other amounts payable hereunder. The Default Payment shall be applied first to any fees due and payable to Holder pursuant to the Note, then to accrued and unpaid interest due on the Note and then to outstanding principal balance of the Note.

3.2. Default Payment Date. The Default Payment shall be due and payable immediately on the date that the Holder has exercised its rights pursuant to Section 3.1.

ARTICLE IV
MISCELLANEOUS

4.1. Use of Proceeds. Borrowers shall cause the proceeds of the Loan to be used exclusively (i) for the working capital needs of Tcomt, (ii) to pay to the Holder a closing fee payment of Sixty Thousand Dollars ($60,000) and (iii) to pay the reasonable attorneys’ fees of the Holder in connection with the consummation of the Loan and the other transactions contemplated by the Ancillary Documents.

4.2. Failure or Indulgence Not Waiver. No failure or delay on the part of the Holder hereof in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privilege. All rights and remedies existing hereunder are cumulative to, and not exclusive of, any rights or remedies otherwise available.

4.3. Notices. Any notice herein required or permitted to be given shall be in writing and provided in accordance with the terms of the Security and Purchase Agreement, dated as of January 19, 2007, by and among the Borrowers and the Holder.

4.4. Amendment Provision. The term “Note” and all reference thereto, as used throughout this instrument, shall mean this instrument as originally executed, or if later amended or supplemented, then as so amended or supplemented, and any successor instrument as it may be amended or supplemented.

4.5. Assignability. This Note shall be binding upon each Borrower and its successors and assigns, and shall inure to the benefit of the Holder and its successors and assigns, and may only be assigned by the Holder. Any attempted assignment by the Borrowers in violation of this provision shall be null and void ab initio.

4.6. Cost of Collection. If default is made in the payment of this Note, each Borrower shall jointly and severally pay the Holder hereof reasonable costs of collection, including reasonable attorneys’ fees.

4.7. Governing Law. This Note shall be governed by and construed in accordance with the laws of the State of New York, without regard to principles of conflicts of laws. Any action brought by either party against the other concerning the transactions contemplated by this Agreement shall be brought only in the state courts of New York or in the federal courts located in the state of New York. Each party hereto and the individual signing this Note on behalf of each Borrower agree to submit to the jurisdiction of such courts. The prevailing party shall be entitled to recover from the other party its reasonable attorney’s fees and costs. In the event that any provision of this Note is invalid or unenforceable under any applicable statute or rule of law, then such provision shall be deemed inoperative to the extent that it may conflict therewith and shall be deemed modified to conform with such statute or rule of law. Any such provision which may prove invalid or unenforceable under any law shall not affect the validity or unenforceability of any other provision of this Note. Nothing contained herein shall be deemed or operate to preclude the Holder from bringing suit or taking other legal action against any Borrower in any other jurisdiction to collect on such Borrower’s obligations to Holder, to realize on any collateral or any other security for such obligations, or to enforce a judgment or other court order in favor of Holder.

4.8. Maximum Payments. Nothing contained herein shall be deemed to establish or require the payment of a rate of interest or other charges in excess of the maximum permitted by applicable law. In the event that the rate of interest required to be paid or other charges hereunder exceed the maximum permitted by such law, any payments in excess of such maximum shall be credited against amounts owed by Borrowers to the Holder and thus refunded to the Borrowers

4.9. Security Interest. The Holder has been granted a security interest in certain assets of Thomas Ventures as more fully described in the Stock Pledge.

4.10. Construction. Each party acknowledges that its legal counsel participated in the preparation of this Note and, therefore, stipulates that the rule of construction that ambiguities are to be resolved against the drafting party shall not be applied in the interpretation of this Note to favor any party against the other.

4.11. Registered Obligation. This Note is intended to be a registered obligation within the meaning of Treasury Regulation Section 1.871-14(c)(1)(i) and the Borrowers (or its agent) shall register the Note (and thereafter shall maintain such registration) as to both principal and any stated interest. Notwithstanding any document, instrument or agreement relating to this Note to the contrary, transfer of this Note (or the right to any payments of principal or stated interest thereunder) may only be effected by (i) surrender of this Note and either the reissuance by the Borrowers of this Note to the new holder or the issuance by the Borrowers of a new instrument to the new holder, or (ii) transfer through a book entry system maintained by the Borrowers (or its agent), within the meaning of Treasury Regulation Section 1.871-14(c)(1)(i)(B).

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IN WITNESS WHEREOF, each Borrower has caused this Secured Term Note to be signed in its name effective as of this 13th day of February, 2007.

THOMAS EQUIPMENT, INC.

By:	/s/ MICHAEL LUTHER
Name: Michael Luther
Title: CRO

THOMAS VENTURES, INC.

By:	/s/ MICHAEL LUTHER
Name: Michael Luther
Title: CRO